June 9, 2022

VIA EDGAR

Mark Brunhofer
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:    Hope Bancorp, Inc
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 28, 2022
File No. 000-50245

Dear Mr. Brunhofer:
This letter constitutes the response of Hope Bancorp, Inc. (the “Company”) to the comment letter of the staff (“the Staff”) of the Division of Corporation Finance, dated May 26, 2022 (the “Comment Letter”), respecting the Company’s Form 10-K for the year ended December 31, 2021 filed February 28, 2022.
Set forth below are the Company’s responses to the Comment Letter. For ease of reference, we have reproduced the comments from the Comment Letter in italics, as numbered, before each response.

Form 10-K for the fiscal year ended December 31, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations
Selected Financial Data, page 28
1.We note the disclosure of various asset quality ratios on page 29. We also note that some of these ratios are specifically required to be disclosed by Item 1405(a) of Regulation S-K and that the net charge-offs to average loans outstanding by financial statement loan category is provided on page 54. Please represent to us that, in future filings, you will specifically discuss the factors that drove material changes in the required ratios as stipulated in Item 1405(b) of Regulation S-K or tell us where you have disclosed this information or why it is not warranted.
RESPONSE
In future filings, the Company will include disclosures that specifically discuss the factors that drove material changes in the required ratios as stipulated in Item 1405(b) of Regulation S-K.

Critical Accounting Policies
Allowance for Credit Losses, page 31
2.You disclose that your allowance for credit losses on loans estimate is not limited to current and projected economic conditions, the adequacy of and value of underlying collateral on real estate loans, the financial strength of the borrower, qualitative assessments and other factors. Please provide us proposed revised disclosure to be included in future filings that:
•Identifies the key quantitative inputs used in your estimate of the allowance for credit losses and reserve for unfunded commitments;
•Indicates and quantifies how these key quantitative inputs changed from period to period;
•Quantifies the qualitative component of your estimate and how it interacts with the quantitative component during the period; and
•Provides a sensitivity analysis of the impact on the current estimate of reasonably likely changes in the key quantitative inputs.
In your response, provide the key quantitative inputs you used from the Moody's consensus scenario at 12/31/21 and its baseline scenario at 12/31/20 as referenced in the last paragraph on page F-11. Clarify whether you consider the identified GDP, unemployment rates, interest rates and commercial real estate prices to be your key quantitative inputs. See Item 303(b)(3) of Regulation S-K.
RESPONSE
In future filings, the Company will include the proposed revised disclosure below to be included in Critical Accounting Policies - Allowance for Credit Losses, or portions may be disclosed in the Loans Receivable and the Allowance for Credit Losses footnote to the Company’s consolidated financial statements.
Allowance for Credit Losses
Description - The allowance for credit losses is maintained at a level believed to be adequate by management to absorb expected lifetime credit losses in the loan portfolio as of the date of the consolidated financial statements. The adequacy of the allowance for credit losses is determined by management based upon an evaluation and review of the credit quality of the loan portfolio, consideration of current and projected economic conditions and variables, historical loss experience, relevant internal and external factors that affect the collection of a loan, and other pertinent factors.
The allowance for credit losses is discussed in more detail under “Financial Condition - Allowance for Credit Losses.”
Subjective Estimates and Judgments - We determine the adequacy of the allowance for credit losses by analyzing and estimating lifetime expected credit losses in the loan portfolio. The allowance for credit losses is determined utilizing quantitative and qualitative loss factors.
Included in the quantitative portion of our analysis of the allowance for credit losses are key inputs including borrowers’ net operating income, debt coverage ratios, real estate collateral values, as well as key inputs that are more subjective or require management’s judgement including key macroeconomic variables from Moody’s forecast scenarios including GDP, unemployment rates, interest rates, and commercial real estate prices. These key inputs are utilized in our models to develop probability of default (“PD”) and loss given default (“LGD”) assumptions used in the calculation of estimated quantitative losses. The key macroeconomic variables were derived from Moody’s consensus scenario as of December 31, 2021 and from Moody’s baseline scenario as of December 31, 2020.
The key macroeconomic inputs used in the calculation of our allowance for credit losses experienced a general improvement from December 31, 2020 to December 31, 2021, as a result of improving economic conditions as the economy recovered from the significant negative impact of the COVID-19 pandemic in 2020. The overall improvements to the key macroeconomic inputs contributed to a reduction in our allowance for credit losses at December 31, 2021 compared to at December 31, 2020. Changes in our key macroeconomic variables are presented in the tables below.
Moody’s Consensus projected key macroeconomic inputs as of December 31, 2021:

	Year Ended December 31,
	2022	2023	2024
GDP Growth*	4.0%	2.5%	2.2%
Unemployment Rate	4.0%	3.7%	3.6%
CRE Price Index Growth*	3.1%	9.6%	6.4%
10 Year Treasury Rate	1.7%	2.1%	2.5%

Moody’s Baseline projected key macroeconomic inputs as of December 31, 2020:

	Year Ended December 31,
	2021	2022	2023
GDP Growth*	-3.5%	3.5%	4.7%
Unemployment Rate	8.1%	6.9%	6.0%
CRE Price Index Growth*	-19.7%	3.6%	9.0%
10 Year Treasury Rate	0.9%	1.0%	2.0%
* Represents year over year growth rates
In addition to an estimate of quantitatively derived losses, our allowance for credit losses also includes an estimate of qualitatively derived losses to account for risks not fully captured by the quantitative calculation of estimated credit losses. At December 31, 2021, the qualitative portion of our allowance for credit losses totaled $37.7 million. The qualitative portion of our allowance for credit losses is determined by management and takes into consideration factors related to changes to lending policies, changes in the nature and volume of loans, risks related to lending management, changes to the volume and severity of past due and nonaccrual loans, changes in the quality of loan review, concentrations of credit, and other external factors. Some of these factors are more subjective than others and require significant judgement from management to determine estimated losses.
Impact if Actual Results Differ From Estimates and Judgments - Adverse changes in management’s assessment of the assumptions and key inputs used to determine the allowance for credit losses could lead to increases in the allowance for credit losses through additional provision for credit losses. If actual losses and conditions differ materially from the assumptions used to determine the allowance for credit losses, our actual credit losses could differ materially from management’s estimates.
Moody’s consensus forecast assumes that the probability that the economy will perform better than the consensus estimates is equal to the probability that it will perform worse. A sensitivity analysis of our allowance for credit losses was performed by estimating credit losses using the Moody’s S2 scenario as of December 31, 2021, which has a more negative outlook on the economy compared to the Moody’s consensus scenario. Based on current global events including expected increases in market interest rates as a result of rising inflation, the war in Ukraine, continued global supply chain issues, and increasing concerns of a recession, it is reasonably possible that the economy will experience a downturn that results in an economic outcome more negative than currently expected under the Moody’s consensus forecast as of December 31, 2021. Incorporating key macroeconomic inputs from Moody’s S2 projected scenario in our calculation of the allowance for credit losses results in additional allowance for credit losses of approximately $8.7 million compared to the results using the Moody’s consensus forecast as of December 31, 2021. Management reviews the results using the comparison scenario for sensitivity analysis and considered the results when evaluating the qualitative factor adjustments.
While management believes that it has established adequate allowances for lifetime credit losses on loans, actual results may prove different, and the differences could be material.

Results of Operations
Net Interest Margin and Net Interest Rate Spread, page 35
3.Please tell us what basis you used to calculate the average balances and yields/rates presented here. If other than on a daily basis, tell us why the average you used is appropriate. In any regard, represent to us that, in future filings, you will disclose the basis for your average computations as required by Item 1401(c) of Regulation S-K.
RESPONSE
The Company uses daily average balances to calculate yields/rates presented in the net interest margin and net interest rate spread disclosure. In future filings, the Company will disclose the basis for our average balance computations and indicate it is a daily average balance as required by Item 1401(c) of Regulation S-K.

Financial Condition
Loan Portfolio
Maturity of Loans, page 50
4.We note that you provide aggregated fixed rate versus variable rate information for your loan portfolio presented at the bottom of the table on page 50. Please represent to us that, in future filings, you will provide this disclosure for each category of loans presented in your financial statements as required by Item 1404(b) of Regulation S-K.
RESPONSE
In future filings, the Company will provide disclosures that include fixed rate versus variable rate information for each category of loans presented in our financial statements as required by Item 1404(b) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 1: Summary of Significant Accounting Policies
Allowance for Credit Losses ("ACL"), page F-11
5.In the third paragraph on page F-12, you disclose that you recorded an ACL for expected credit losses on accrued interest receivable, or AIR, related to loans with COVID-19 payment deferral modifications. Please tell us if your expected credit losses assessment includes AIR on loans other than your COVID-19 modified loans. To the extent that you elected not to consider AIR in your estimates of expected credit losses for any loan classes under ASC 326-20-30-5A, represent to us that in future filings, you will revise your disclosures to identify those classes and specifically indicate that you made these elections because you write off uncollectible accrued interest in a timely manner. Further, indicate what time periods you consider timely at the individual class of loan level as required by ASC 326-20-50-3C. In your response, to the extent appropriate, tell us those time periods or tell us where you have made the required disclosure in your filing.
RESPONSE
With the adoption of ASU 2016-13 (“CECL”), the Company elected not to consider accrued interest receivables on loans in our estimate of our allowance for credit losses because the Company writes off any uncollectible accrued interest in a timely manner. The Company considers writing off accrued interest amounts once the amounts become 90 days past due to be considered within a timely manner.
Due to the COVID-19 pandemic, the Company had a large number of COVID-19 related loan modifications, most of which were modified as full deferrals of principal and interest payments of varying durations. This resulted in an increase in accrued interest receivables related to these loans. The Company sets aside expected credit losses on only the accrued interest for these COVID-19 modified loans as part of its qualitative evaluation. Consistent with our election not to consider accrued interest receivable in our estimate of our allowance for credit losses, the Company did not set aside expected credit losses on accrued interest receivables not related to COVID-19 modified loans.
In future filings, the Company will revise its disclosures to identify the classes of loans that the Company elected not to consider accrued interest receivable in its estimates of expected credit losses and will specifically indicate that the Company made the elections because the Company writes off uncollectible accrued interest receivable in a timely manner. The Company will also disclose the time period it considers timely at the individual class of loan level as required by ASC 326-20-50-3C.

Note 4: Loans Receivable and the Allowance for Credit Losses, page F-23
6.In the second paragraph on page F-26, you disclose aggregate interest income reversal for loans being placed on nonaccrual status for 2021 and 2020. Please tell us whether this disclosure is intended to represent your election under ASC 326-20-35-8A. If so, represent to us that in future filings you will disaggregate the amounts reversed against interest income by loan portfolio segment as required by ASC 326-20-50-3D.
RESPONSE
The Company’s disclosure on page F-26 disclosing the aggregate interest income reversal for loans being placed on nonaccrual status is intended to represent the Company’s election to write-off accrued interest receivable by reversing interest income in accordance with ASC 326-20-35-8A. In future filings, the Company will disaggregate amounts reversed against interest by loan portfolio segment as required by ASC 326-20-50-3D in our Loans Receivable and the Allowance for Credit Losses footnote.
7.Please represent to us that you will provide discussion of the risk characteristics relevant to each of your loan portfolio segments as required by ASC 326-20-50-11. Otherwise, tell us where you have made these disclosures in your filing or why they are not warranted.
RESPONSE
In future filings, the Company will provide discussion of the risk characteristics relevant to each of our loan portfolio segments as required by ASC 326-20-50-11 in our Loans Receivable and the Allowance for Credit Losses footnote.
8.In the second table on page F-27 you provide detail of your collateral dependent loans. Please represent to us that in future filings you will disclose, by class of receivable, the extent to which collateral secures your collateral-dependent loans and any significant changes therein as required by ASC 326-20-50-20. Otherwise, tell us where you made these disclosures in your filing or why they are not warranted.
RESPONSE
In future filings, the Company will disclose, by class of receivable, the extent to which collateral secures our collateral-dependent loans and any significant changes as required by ASC 326-20-50-20 in our Loans Receivable and the Allowance for Credit Losses footnote.

If there is any additional information or materials that we might provide to assist the Staff’s review, please contact the undersigned at (213) 427-6560 or at alex.ko@bankofhope.com.

Sincerely,

/s/ Alex Ko
Alex Ko
Senior Executive Vice President and Chief Financial Officer
Hope Bancorp, Inc.